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Filed by Agnico-Eagle Mines Limited
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Filing Company: Agnico-Eagle Mines Limited
Commission File No. 001-13422
Date: July 28, 2005

NEWS RELEASE

Stock Symbols:	AEM (NYSE) AGE (TSX)	For further information: David Smith; Director, Investor Relations +1 416 947-1212

For Immediate Release

Not for distribution to news wire services or for dissemination in Australia or Japan. The Offer is not being made to persons whose participation requires further prospectuses, filings or other measures in addition to those required under Swedish and U.S. law.

AGNICO-EAGLE CLARIFIES STATUS OF FILINGS IN CONNECTION WITH
ITS RECOMMENDED EXCHANGE OFFER
TO THE SHAREHOLDERS OF RIDDARHYTTAN

Toronto, Canada (July 28, 2005) — Agnico-Eagle Mines Limited announced today that it expects that the Swedish Financial Supervisory Authority will complete its review of Agnico-Eagle's offer document in connection with Agnico-Eagle's previously-announced recommended exchange offer to the shareholders of Riddarhyttan Resources AB (publ), a Swedish public company, within the next few days. As soon as practicable following completion of the Swedish FSA's review of the offer document, Agnico-Eagle will file an amendment to its registration statement on Form F-4, which includes the offer document, with the U.S. Securities and Exchange Commission, and will request that the registration statement be declared effective by the SEC. After the registration statement is declared effective by the SEC, the offer document will be mailed to the shareholders of Riddarhyttan. The acceptance period for the offer will be open for a minimum period of 20 business days following the mailing of the offer document to Riddarhyttan shareholders.

U.S. Shareholders

Agnico-Eagle has filed with the SEC a registration statement on Form F-4 containing an offer document regarding the offer, but the registration statement has not yet become effective. The Agnico-Eagle shares to be issued in the offer may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Riddarhyttan or Agnico-Eagle to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended). The offer will be made to those persons solely under the offer document that is part of the registration statement. Investors and stockholders are advised to read the offer document and other documents relating to the offer carefully when the documents become available, because they will include important information regarding the offer. At that time, investors and stockholders may obtain a free copy of the offer document and certain other documents relating to the offer from the SEC's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Agnico-Eagle. YOU SHOULD READ THE OFFER DOCUMENT AND OTHER DOCUMENTS RELATING TO THE OFFER CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

UK Information

This press release has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited of Citigroup Centre, 33 Canada Square, Canary Wharf, London E14 5LB. Citigroup Global Markets Limited is acting for Agnico-Eagle and no one else in connection with the Offer and will not be responsible to any other person for providing the protections afforded to clients of Citigroup Global Markets Limited or for providing advice in relation to the Offer.

Forward-Looking Statements

Certain statements contained in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. In this news release, the words "anticipate", "expect", "estimate", "forecast", "plan" and similar words and expressions are intended to identify forward-looking statements. Such statements reflect Agnico-Eagle's views at this time with respect to future events, such as final approval of the FSA and the effective date of the registration statement filed with the SEC, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those discussed under the heading "Risk Factors" in Agnico-Eagle's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2004. Agnico-Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

About Agnico-Eagle

Agnico-Eagle is a long-established Canadian gold producer with operations located in northwestern Quebec and exploration and development activities in Canada, the United States and Mexico. Agnico-Eagle's LaRonde Mine in Quebec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 25 consecutive years.

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AGNICO-EAGLE CLARIFIES STATUS OF FILINGS IN CONNECTION WITH ITS RECOMMENDED EXCHANGE OFFER TO THE SHAREHOLDERS OF RIDDARHYTTAN